Shareholder Information

Directors and Executive Officers

			committees
name / position	residence	start	Audit	HR & Compensation	Nominating & Governance	Strategy
John A. Beaulieu	Vancouver, Washington	Sept.
Chairman and Director		1997	●	●	●	●
Warren J. Baker	Avila Beach, California	Sept.
Director		2002		●	●	●
M.A. (Jill) Bodkin	Vancouver, British Columbia	July
Director		2008	●	●		●
David R. Demers	West Vancouver, British Columbia	Mar.
CEO and Director		1995				●
Nancy S. Gougarty	Shanghai, China	Feb.
Director		2013		●		●
Philip B. Hodge	Calgary, Alberta	June
Director		2012	●			●
Dezsö J. Horváth	Toronto, Ontario	Sept.
Director		2001	●			●
Douglas R. King	Hillsborough, California	Jan.
Director		2012	●		●	●
William (Bill) E. Larkin	Blaine, Washington	Feb.
Chief Financial Officer		2010
Gottfried (Guff) Muench	West Vancouver, British Columbia	July
Director		2010		●		●
Ian J. Scott	North Vancouver, British Columbia	Jan.
Executive Vice President		2001
Nicholas C. Sonntag Executive Vice President & President, Westport Asia
	Gibsons,	Oct.
	British Columbia	2006
Elaine A. Wong	Vancouver, British Columbia	Sept.
Executive Vice President		2001

Corporate Information

Westport Shareholder Services

Shareholders with questions about their account—including change of address, lost stock certificates, or receipt of multiple mail-outs and other related inquiries—should contact our Transfer Agent and Registrar:

Computershare Investor Services Inc.

510 Burrard Street, 3rd Floor

Vancouver, British Columbia, Canada :: V6C 3B9

tel: 604-661-9400 :: fax: 604-661-9401

Legal Counsel

Bennett Jones LLP :: Calgary, Alberta, Canada

Auditors

KPMG LLP Chartered Accountants :: Vancouver, British Columbia, Canada

Stock Listings

NASDAQ: WPRT :: Toronto Stock Exchange: WPT

Annual & Special Meeting of Shareholders

Thursday, April 11, 2013 at 2:00 PM (Pacific) at the Pan Pacific Hotel,

999 Canada Place, Vancouver, British Columbia.

Westport on the Internet

Topics featured in this Annual Report can be found on our websites:

Westport westport.com
Westport WiNG™ Power System wingpowersystem.com
Fuel for Thought blog blog.westport.com
YouTube Channel youtube.com/WestportDotCom
Cummins Westport cumminswestport.com
Weichai Westport weichai-westport.com

The information on these websites is not incorporated by reference into this Annual Report. Financial results, Annual Information Form, news, services, and other activities can also be found on the Westport website, on SEDAR at www.sedar.com, or at the SEC at www.sec.gov. Shareholders and other interested parties can also sign up to receive news updates:

via email	westport.com/contact/subscriptions
via RSS	westport.com/rss
via Twitter	@WestportDotCom

Contact Information

101 – 1750 West 75th Avenue

Vancouver, British Columbia, Canada :: V6P 6G2

tel: 604-718-2000 :: fax: 604-718-2001 :: invest@westport.com

Forward Looking Statements

This document contains forward-looking statements about Westport’s business, operations, technology development, products, the performance of our products, sources of revenue, our future market opportunities and/or about the environment in which it operates, which are based on Westport’s estimates, forecasts, and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, or are beyond Westport’s control and may cause actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed in or implied by these forward looking statements. These risks include risks relating to the timing and demand for our products, future success of our business strategies and other risk factors described in our most recent Annual Information Form and other filings with securities regulators. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward- looking statements relate to the date on which they are made. Westport disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise except as required by applicable legislation.